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                                                                    EXHIBIT 99.1


                          FINE.COM INTERNATIONAL CORP.

                                                     _____________, 1999

Dear Shareholder:

      You are cordially invited to attend a special meeting of shareholders of fine.com International Corp., to be held at the Century Square Plaza Building, 16th Floor, Room 1625, located at 1501 Fourth Avenue, Seattle, Washington, on Tuesday, August 31, 1999, at 8:00 a.m., local time. At this meeting, you will be asked to consider a proposal to approve the Agreement and Plan of Merger dated as of May 17, 1999 among fine.com, ARIS Corporation, ARIS Interactive, Inc., a wholly owned subsidiary of ARIS, Daniel M. Fine, Frank Hadam and Herbert L. Fine, by which fine.com will be merged with and into ARIS Interactive. The attached proxy statement/prospectus describes the proposed merger and the merger agreement in detail and provides additional pertinent information about fine.com and ARIS. YOU ARE URGED TO READ CAREFULLY THE FULL TEXT OF THE PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES.

      If the merger agreement and the merger are approved by the shareholders of fine.com:

      - fine.com will merge with and into ARIS Interactive, and ARIS Interactive will be the surviving corporation;

      - each outstanding share of fine.com common stock will be converted into the right to receive shares of ARIS common stock or a combination of shares of ARIS common stock and cash (the "Merger Consideration") as described in the proxy statement/prospectus;

      - each outstanding fine.com warrant to purchase one share of fine.com common stock will be converted into the right to purchase the Merger Consideration; and

      - each outstanding fine.com option to purchase fine.com common stock will be converted into one ARIS option to purchase shares of ARIS common stock based on the exchange ratio in computing the Merger Consideration.

      fine.com has retained the investment banking firm of Ragen MacKenzie Incorporated as its financial advisor in connection with the merger. Ragen MacKenzie has rendered its opinion, a copy of which is attached as Annex B to the proxy statement/prospectus, that as of the date of its opinion and based upon the matters described therein, the consideration to be given to the fine.com shareholders pursuant to the merger agreement is fair, from a financial point of view, to the shareholders of fine.com. THE BOARD OF DIRECTORS OF FINE.COM HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE PROPOSED MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, FINE.COM AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

      FOR RISKS IN CONNECTION WITH THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE - .

      It is important that you vote your shares by completing, dating and returning the accompanying proxy card, whether or not you plan to attend the special meeting. Please sign, date and return the accompanying proxy card in the enclosed postage-paid envelope.

                                    Sincerely,

                                    Daniel M. Fine
                                    Chairman and Chief Executive Officer